Exhibit 99.2

Banco Itaú Chile and subsidiaries As of and for the four-month periods ended April 30, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the four-month periods ended April 30, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Apr'23	Apr'22
Total loans			26,837,705	25,715,734
Total assets			40,784,932	37,925,353

Deposits and other demand liabilities			5,443,233	7,214,890
Time deposits and other time liabilities			12,845,790	10,321,246
Interbank borrowings			4,791,474	4,979,818
Debt and regulatory capital instruments issued			8,206,936	7,141,968

Equity			3,416,717	3,202,708
Total equity attributable to equity holders of the Bank			3,414,095	3,199,554
Non-controlling interest			2,622	3,155

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	4M'23	4M'22	4M'23	4M'22
Net operating profit before provision for loan losses[2]	453,075	451,086	500,292	438,204
Loan losses expense[3]	(117,295)	(56,806)	(117,295)	(56,806)
Total operating expenses[4]	(234,494)	(224,146)	(234,494)	(224,146)
Operating income	101,286	170,134	148,503	157,252
Income from investments in companies	1,947	2,376	1,947	2,376
Operating income before income taxes	103,233	172,510	150,450	159,628
Income taxes	44,300	(11,761)	(2,917)	1,121
Consolidated income for the period	147,533	160,749	147,533	160,749

Net income attributable to holders of the Bank	147,512	160,711	147,512	160,711
Non-controlling interest	21	38	21	38

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3‒ Includes Ch$6.6 billion of additional provisions established during the period ended April 30, 2022.

4- Includes $3,701 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile ‒ established in April 2023.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer